767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

May 8, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Amanda Ravitz

Re:	Milacron Holdings Corp.
Registration Statement on Form S-1
Filed April 3, 2015
File No. 333-203231

Dear Ms. Ravitz:

On behalf of our client, Milacron Holdings Corp., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-203231) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 30, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 1.

Summary, page 1

1.	We note that a substantial portion of your summary is an almost verbatim recital of disclosure currently included on pages 82-83, 85-88 and 100-101. We also note that while you have included separate, detailed paragraphs describing your business, industry, strengths and strategy, you have only disclosed in the summary “some” of the principal risks you face. Please revise substantially to eliminate unnecessary repetition and to balance disclosure regarding positive aspects of your business and industry with equally prominent disclosure regarding the risks you face.

Securities and Exchange Commission

May 8, 2015

The Company has revised the disclosure on pages 2-8, 83, 85-94 and 100-102 of the Registration Statement to eliminate unnecessary repetition and has revised the disclosure on page 9 of the Registration Statement to balance the disclosure in the summary.

Use of Proceeds, page 41

2.	Please disclose the amount of debt you intend to repay with the proceeds of this offering. Please also disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will include this disclosure in a subsequent pre-effective amendment to the Registration Statement prior to offering any common shares to the public.

Dilution, page 46

3.	Please disclose how the numbers and percentages in the table at the bottom of this page would change assuming the exercise of all outstanding options.

The Company has revised the disclosure on page 46 of the Registration Statement in response to the Staff’s comment and will complete the disclosure in a subsequent pre-effective amendment to the Registration Statement.

Selected Historical Financial Data of Milacron, page 49

4.	Please refer to footnotes (b), (f), and (h) on pages 51 and 53, and footnotes (f) and (h) on page 17. These footnotes describe the nature of the reconciling items for only some of the reconciliation periods presented. Please revise to briefly describe the nature of each material reconciling item in each period, or tell us why further description is not required. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company has revised the disclosure on pages 17, 51 and 53 of the Registration Statement in response to the Staff’s comment.

Supplemental Financial Data of Mold-Masters, page 54

5.	You disclose that the financial statements of Mold-Masters were prepared in accordance with IFRS as adopted by the European Union and the differences between U.S. GAAP and IFRS are not believed to be significant. Please either reconcile the information to U.S. GAAP or state, if true, that there is no material difference between your presentation and U.S. GAAP consistent with our letter to you dated March 6, 2015.

Securities and Exchange Commission

May 8, 2015

In response to the Staff’s comment the Company has revised the disclosure on page 54 of the Registration Statement to state that there is no material difference between the Company’s presentation of the financial data of Mold-Masters and U.S. GAAP.

6.	You present translations of the Canadian dollar financial information into U.S. dollars for 2012 and the period from January 1, 2013 to March 27, 2013. In calculating the translations, you used historical average rates for the periods presented. Please revise so that the translations are made at the exchange rate on the latest balance sheet date presented or the most recent date practicable, if materially different.

The Company has deleted the translations of the Canadian dollar financial information into U.S. dollars on page 54 of the Registration Statement in response to the Staff’s comment.

Description of the Senior Secured Term Loan Facility due 2020, page 71

7.	Please disclose how the “excess cash flow” repayment amount is determined.

The Company has revised the disclosure on page 72 and pages 136-137 of the Registration Statement in response to the Staff’s comment.

Contractual Obligations, page 73

8.	If there have been or will be material changes to the amounts disclosed in this table, such as through the repayment of debt with the proceeds of this offering, please revise to explain how those amounts have or will change.

The Company respectfully acknowledges the Staff’s comment and will include this disclosure in a subsequent pre-effective amendment to the Registration Statement prior to offering any common shares to the public.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 75

9.	We note your disclosures that for the Mold-Masters reporting unit that you “do not believe there is a reasonable likelihood that goodwill could be impaired.” Additionally, for the remainder of your reporting units we note that you “do not believe those reporting units are susceptible to impairment.” Please revise to disclose whether it is more likely than not that the fair value of your reporting units are less than the carrying amount. Refer to FASB ASC 350-20-35-3A.

The Company has revised the disclosure on page 76 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 8, 2015

Stock-Based Compensation, page 77

10.	Please tell us how you determined the fair value of $1,000 for your common stock for purposes of determining stock-based compensation for stock option grants in 2014. Tell us the total valuation of your company, how you allocated that value, and the significant assumptions and judgments used in the valuation. Given that you acquired all of the businesses of the company between 2012 and 2014, discuss the reasons for any significant changes between the aggregate purchase price paid for those businesses and the company’s total valuation in the fourth quarter of 2014.

The Company respectfully advises the Staff that the estimated fair value of $1,000 per share of our common stock was determined by the Board of Directors of the Company following the Company’s engagement of an independent third-party valuation specialist. The independent third-party valuation specialist was engaged to assist management and the Board of Directors in determining the estimated fair value of our common stock as of March 31, 2014, which is in close proximity to the dates at which a substantial portion of the stock-based awards were granted during 2014.

The estimated business enterprise value (“BEV”) of the Company from this most recent valuation was $1,585 million. The BEV was estimated using a combination of the income approach as well as two forms of the market approach, the market comparable approach and the reference transaction approach. The BEV was then allocated to the Company’s outstanding debt ($1,077 million), common stock ($497 million) and stock-based compensation awards ($11 million) using an option-pricing model and with the assistance of a valuation specialist. The significant assumptions and judgments utilized in determining the BEV of the Company included the determination of the Company’s weighted average cost of capital, the selection of comparable publicly traded companies and market transactions, and future projected financial information provided by management.

The value ascribed through the acquisitions of Milacron Intermediate Holdings, Inc. in April 2012 (Predecessor), Mold-Masters Luxembourg Holdings S.à r.l. in March 2013, and of the smaller subsequent acquisitions in the fourth quarter of 2013 and the first quarter of 2014 (primarily Kortec, Inc.) was considered during the estimation of the equity value as of March 31, 2014. The total aggregate purchase price for those acquisitions was approximately $1.4 billion which was funded in part through the issuance of additional indebtedness, totaling approximately $1 billion, as disclosed in the footnotes to our Consolidated Financial Statements. We attribute the increase in value of the estimated BEV of $1,585 million to the growth in earnings (defined as Adjusted EBITDA) during the intervening period. The BEV of $1,585 million as of March 31, 2014 compares to an estimated BEV of $465 million and $1,485 million in October 2012 and March 2013, respectively, which were also determined by the Board of Directors of the Company with assistance from an independent third-party valuation specialist. During 2012 through 2014, additional shares of the Company’s common stock and related stock-based compensation awards were issued in connection with each significant acquisition, which also increased the number of shares outstanding during the three year period.

Securities and Exchange Commission

May 8, 2015

It is also relevant to note that Alberta Investment Management Corporation (“AIMCo”) made their first investment in the Company in July 2013, purchasing approximately a 15% ownership, and this investment was made at a value of $1,000 per share of the Company’s common stock.

Business, page 81

11.	We note the disclosures on page 18 regarding how the price of resin impacts your business and possible proposals regarding use of recycled materials. Please revise to clarify how recycling of plastic affects your business. For example, clarify whether your processing technologies are or can be used to process recycled plastic or whether such technologies rely exclusively on resin.

The Company has revised the disclosure on page 94 in response to the Staff’s comment.

Leverage our installed base . . ., page 86

12.	Your disclosure on page 3 regarding “#1 supplier to installed base” suggests that other companies may also supply to your installed base. If so, please revise to state so directly.

The Company has revised the disclosure on pages 3 and 90 of the Registration Statement in response to the Staff’s comment.

Our Businesses, page 88

13.	Please disclose the information required by Regulation S-K Item 101(c)(1)(i) with respect to the products listed in this section.

The Company has revised the disclosure on pages 89-93 in response to the Staff’s comment.

Controlled Company Exception, page 106

14.	You disclose here that you intend to utilize the controlled company exemptions cited in this section; however, you also disclose on pages 107 and 108 that you intend to comply with the independence requirements for all members of the compensation and nominating and governance committee.

The Company has revised the disclosure on pages 110 and 111 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 8, 2015

Executive Compensation, page 110

15.	We note the disclosure that you endeavor to set base salary and annual performance-based bonus at the market median. Please disclose where salaries and bonus actually fell in relation to the median, and the relevant market you used in assessing these elements of compensation. If the amount of salary and bonus you pay differ materially from the market median, please revise to explain the reason for such difference.

The Company respectfully directs the Staff to page 114 of the Registration Statement where the Company notes that its compensation committee has not historically benchmarked compensation levels other than on an ad hoc basis. The Company’s disclosure on page 113-114 of the Registration to the effect that it endeavors to set base salary and annual performance-based bonus at the market median was in reference to the Company’s informal practice of relying on the Committee’s experience and knowledge of general industry practices. The Company did not rely on a peer group and it did not benchmark compensation and accordingly has deleted the disclosure referenced in the Staff’s comment.

Consistent with its historical practice described above, for 2014 compensation decisions, the Company’s compensation committee relied on its experience and knowledge of general industry practices. The Company’s compensation committee also considered how each component of compensation promoted retention and motivated performance. For the named executive officers that joined the Company in early 2014, the compensation committee also reviewed the amount and form of compensation required to attract and retain seasoned executive talent from outside of the Company.

Long-Term Equity Based Incentive Awards, page 113

16.	Please revise to clarify what constitutes a “change in control” for purposes of the performance-based stock options awarded. Please also revise to clarify how the performance condition in (2) operates.

The Company has revised the disclosure on page 117 in response to the Staff’s comment.

Director Compensation, page 124

17.	Please disclose for each director the aggregate number of stock and option awards outstanding at fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv).

The Company has revised the disclosure on page 127 in response to the Staff’s comment.

Principal Stockholders, page 128

18.	You state on page 110 that Mr. Francy left the company on December 31, 2014. If so, please clarify why he is listed in this table under the heading “Named executive officers and directors.”

Securities and Exchange Commission

May 8, 2015

The Company has revised the table on page 131 to remove Mr. Francy in response to the Staff’s comment.

19.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by AIMCo.

The Company respectfully acknowledges the Staff’s comment with respect to the natural persons who have or share voting or investment power for AIMCo. The Company respectfully advises the Staff that AIMCo is a Canadian sovereign pension fund. Based on a survey of recent IPO filings for companies in which AIMCo has invested, the Company believes its disclosure is consistent with industry practice for these entities.

Senior Unsecured Notes, page 136

20.	Considering your disclosure in the last two paragraphs on page II-2, please revise to clarify how the guarantee you mention will “streamline reporting obligations.”

The Company has revised the disclosure on pages 138 and 140 in response to the Staff’s comment.

No Stockholder Action by Written Consent, page 139

21.	If the effect of this provision is to allow only CCMP the ability to act by written consent, please revise to state so directly.

The Company has revised the disclosure on page 144 in response to the Staff’s comment.

Exclusive Forum, page 139

22.	Please clarify the reference to “certain stockholder litigation matters.”

The Company has revised the disclosure on page 144 in response to the Staff’s comment.

Sale of Restricted Securities, page 141

23.	With a view toward clarified disclosure, please tell us the reason for the parenthetical in the last sentence. It is unclear from your disclosure why the number of “restricted securities” may change if the underwriters exercise their option to purchase additional shares.

The Company has deleted the referenced parenthetical on page 146 in response to the Staff’s comment.

Securities and Exchange Commission

May 8, 2015

Lock-Up Arrangements and Registration Rights, page 141

24.	Please revise here and on page 142 to clarify the number of shares covered by the lock-up agreements. Please also file that agreement as an exhibit.

The Company has revised the disclosure on page 146 in response to the Staff’s comment and will complete the disclosure in a subsequent pre-effective amendment to the Registration Statement. The form of lock-up agreement will be filed as an exhibit to the form of underwriting agreement to be filed as Exhibit 1.1. to a subsequent pre-effective amendment to the Registration Statement.

25.	Please revise to clarify the nature and extent of the registration rights to which you refer, including the number of shares held by those who may exercise such rights.

The Company has revised the disclosure on page 129 in response to the Staff’s comment.

Other Relationships, page 149

26.	Please revise to describe the senior note transactions mentioned on page II-2 and whether those notes continue to be held by the entities to which you refer.

The Company has revised the disclosure on page 154 in response to the Staff’s comment.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

27.	Please ask your auditors to revise their report to comply with Rule 2-02(a)(3) of Regulation S-X by indicating the city and state of issue.

The Company’s auditors have revised their report in response to the Staff’s comment.

Note 2. Business Combinations

Mold Masters, page F-17

28.	Please provide a description of the acquiree and the primary reasons for the combination as required by FASB ASC 805-10-50-2(a) and 2(d).

The Company has revised the disclosure on pages F-17 and F-19 of the Registration Statement in response to the Staff’s comment.

29.	Please present the pro forma revenue and earnings for the combination with Mold Masters as though the business combination occurred as of January 1, 2012 as required by FASB ASC 805-10-50-2(h)(3).

Securities and Exchange Commission

May 8, 2015

The Company has revised the disclosure on page F-18 of the Registration Statement in response to the Staff’s comment. The Company has also revised the disclosure on page F-18 to remove pro forma earnings (loss) per share as it is not required by FASB ASC 805-10-50-2(h).

Note 9. Stock-Based Compensation, page F-34

30.	We note that for determining the expected volatility you relied on the volatility of a group of similar companies that are publicly traded. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and how you concluded that each company was similar to you. Tell us whether you considered industry, stage of life cycle, size, and financial leverage. Refer to FASB ASC 718-10-55-25.

The Company respectfully advises the Staff that, with assistance from a third-party valuation specialist, it considered the following companies for purposes of determining the volatility assumption. Each company’s historical volatility at the time of the valuation is also noted.

Company	Historical Volatility
A. Schulman, Inc.	25.68%
Actuant Corporation	21.49%
Barnes Group Inc.	23.48%
Hardinge Inc.	32.02%
Hurco Companies Inc.	30.07%
Kennametal Inc.	24.82%
Lincoln Electric Holdings Inc.	22.34%
The L.S. Starrett Company	31.02%

Consistent with the guidance set forth in FASB ASC 718-10-55-25, these companies were selected due to their industry (industrial technology, equipment, and related consumables), stage of life cycle, size, and financial leverage.

Similar to Milacron, the eight companies noted above are in the Industrial Machinery GICs sub-industry. A weighted average volatility was calculated based on each company’s relative size compared to Milacron, where the companies closest in size to Milacron received a higher weighting than the companies larger or smaller in size to Milacron.

Securities and Exchange Commission

May 8, 2015

Debt Securities, page II-2

31.	It appears words are missing from the first sentence. Please revise. Please also reconcile the dates on which you issued debt, as disclosed here, with the dates disclosed on pages 71-72.

The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

Exhibits

32.	Please file the “incremental amendment” dated March 31, 2014, as disclosed on page 130.

The Company acknowledges the Staff’s comment and will file all material agreements in a subsequent pre-effective amendment to the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.
Weil, Gotshal & Manges LLP

cc:	Hugh C. O’Donnell, Milacron Holdings Corp.
cc:	Marc D. Jaffe, Latham & Watkins LLP
cc:	Ian D. Schuman, Latham & Watkins LLP